S.E. ASIA TRADING COMPANY, INC.

1545 E. Interstate 30

Rockwall, Texas 75087

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 19, 2006

This Information Statement is being furnished to holders of record of the common stock, $.001 par value per share, of S.E. Asia Trading Company, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this information statement to “we”, “us” and “our” are to S.E. Asia.

INTRODUCTION

We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated under the Exchange Act or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Agreement discussed below under “Change of Control” will be completed.  At that time:

•

Pursuant to a Share Exchange Agreement among the shareholders of Lotus Pharmaceutical International, Inc., a Nevada corporation on the one hand, and us, Thomas Miller, Gary V. Pilant, and Verle Pilant on the other hand, Lotus will become our wholly-owned subsidiary;

•

In connection with the Share Exchange, Lotus’ shareholders will transfer and deliver to us all of their Lotus stock in exchange for newly issued shares of S.E. Asia Trading Company, Inc. common stock such that, immediately following the Closing of the Share Exchange, Lotus’ shareholder will collectively hold shares representing 97.00% of our outstanding shares at the time of Closing; and

•

In connection with the Share Exchange, Thomas Miller will resign as our President, CEO and sole director.  Dr. Liu Zhong Yi, Dr. Ian Ashley, Mr. Li Ping, Mr. Liu Jin, Mr. Mel Rothberg, Mr. Song Zhenghong, Ms. Caeli Widger and Ms. Xian Wenli all of whom are currently Lotus’ directors, and Mr. Adam

Wasserman, Lotus’ CFO, will be appointed as our officers and directors effective upon the Closing of the Share Exchange.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Share Exchange Agreement, there will be a change in control of the Company on the date the Share Exchange closes.

As of September 19, 2006, we had 6,513,400 shares of common stock issued and outstanding which comprises the only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after the Share Exchange closes.

CHANGE OF CONTROL

On September 6, 2006, we entered into a definitive Share Exchange Agreement to acquire Lotus by acquiring all of the outstanding common stock of Lotus in exchange for newly-issued stock to Lotus’ shareholders.  Once the Share Exchange closes, Lotus will become our wholly owned subsidiary and Lotus’ shareholders will own the majority of our voting stock. To accomplish the Share Exchange, we will issue an aggregate of 40,041,600 shares of our common stock in exchange for all of the issued and outstanding capital stock of Lotus.  The shares will be issued pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933, as amended, for issuances not involving a public offering.

Pursuant to the terms of the Share Exchange Agreement, Thomas Miller, our President, CEO and sole director agreed to voluntarily cancel 4,670,000 of the 5,000,000 shares of our common stock that he owns and transfer 50,000 of his remaining 330,000 shares to another party; two of our other shareholders also agreed to voluntarily cancel a total of 605,000 shares of our common stock that they own.  After such cancellations, which will take place immediately prior to the Closing, we will have a total of 1,238,400 shares of common stock outstanding immediately prior to the Share Exchange.  After the Share Exchange, we will have 41,280,000 shares of common stock outstanding; Lotus’ shareholders will own 97% of our common stock, with the balance held by those who held our shares prior to the Share Exchange. Therefore, the closing of the Share Exchange will cause a change in control.

The Closing is subject to customary closing conditions, including that our Board of Directors approve the Share Exchange Agreement and that Lotus’ officers and directors are appointed as our officers and directors. Additionally, Thomas Miller, our President, CEO and sole director must resign prior to the Closing.  At the Closing, Dr. Liu Zhong Yi, Dr. Ian Ashley, Mr. Li Ping, Mr. Liu Jin, Mr. Mel Rothberg, Mr. Song Zhenghong, Ms. Caeli Widger and Ms. Xian Wenli Lotus’ directors will be appointed as our directors; Dr. Liu Zhong Yi and Mr. Adam Wasserman, Lotus’ CEO and CFO, respectively, will be appointed as our CEO and CFO.

In addition to a range of standard closing conditions set forth in the Agreement, the closing of the transaction is also conditioned upon Lotus’ completion of its financial statements and other information required under Item 2.01(f) of Form 8-K.  Since the Closing is contingent upon the satisfaction of these and other conditions, the Closing of the Share Exchange has not yet occurred and there has not yet been a change in our control.  Moreover, if the conditions to be satisfied are not fully met in a timely fashion, the transactions described in this Schedule may not occur and there will not be a change in our control and Lotus’ officers and directors will not become our officers and directors.

The Share Exchange Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 7, 2006, and is incorporated herein by reference.  The foregoing description of the Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such document.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of S.E. Asia common stock beneficially owned as of September 19, 2006 by (i) those persons or groups known to beneficially own more than 5% of our common stock, (ii) those persons or groups expected to beneficially own more than 5% of our common stock immediately after the Share Exchange closes, (iii) each current director and each person that will become a director following the close of the Share Exchange, (iv) all current directors and executive officers, as a group and (v) all persons that will become directors and executive officers after the Share Exchange closes, as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right.  Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.  The business address of the current director, Thomas G. Miller is 1545 E. Interstate 30, Rockwall, TX 75087. Except as otherwise provided, the address of the persons that will become directors after the Share Exchange closes is Boca Corporate Plaza, 7900 Glades Road, Suite 420, Boca Raton, Florida 33434.

	Before the Share Exchange(1)		After the Share Exchange(2)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class
Thomas G. Miller	5,000,000	77.62%	280,000	*
Gary V. Pilant	500,000	7.94%	10,000	*

Lynn Management, LLC (3)	400,000	6.35%	400,000	*
Dr. Liu Zhong Yi	0	0%	18,782,400	45.50%
Dr. Ian Ashley	0	*	0	*
Mr. Li Ping	0	*	0	*
Mr. Liu Jin	0	*	0	*
Mr. Mel Rothberg	0	*	0	*
Mr. Song Zhenghong	0	*	6,708,000	16.25%
Ms. Caeli Widger	0	*	0	*
Ms. Xian Wenli	0	*	1,341,600	3.25%
Mr. Adam Wasserman	0	*	0	*
Genesis Technology Group, Inc. (4)	0	*	6,736,896	16.32%
Genesis Equity Partners, LLC (5)	0	*	3,302,400	8.00%
Shaohua Tan (6)	0	*	3,170,304	7.68%
All executive officers and directors as a group (1 person prior to the Share Exchange)	5,000,000	77.62%	0	*
All executive officers and directors as a group (9 people after the Share Exchange closes)	0	*	26,832,000	65.00%

* represents less than 1 percent.

(1)

Based on 1,238,400 shares outstanding.

(2)

Based on 41,280,000 shares outstanding.

(3)

Beneficially owned by Charlie Smith.

(4)

Genesis Technology Group, Inc.’s address is 7900 Glades Road, Suite 420, Boca Raton, Florida 33434.

(5)

Kenneth L. Clinton is the manager of Genesis Equity Partners, LLC and exercises sole voting and investment control over such shares.  Genesis LLC’s address is 7900 Glades Road, Suite 420, Boca Taton, Florida 33434.

(6)

Mr. Shaohua Tan’s address is Suite 310, Building B, Ideal Plaza, No. 3, Danling Street, Haidian District, Beijing 100080, China.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the close of the Share Exchange, which will not occur prior to the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and fixed at eight (8) directors.  On that date, and effective immediately prior to the close of the Share Exchange, Thomas G. Miller, our President, CEO and sole director will resign and Dr. Liu Zhong Yi, Dr. Ian Ashley, Mr. Li Ping, Mr. Liu Jin, Mr. Mel Rothberg, Mr. Song Zhenghong, Ms. Caeli Widger and Ms. Xian Wenli, all of whom are currently directors of Lotus, will be appointed as our directors; Dr. Liu Zhong Yi and Mr. Adam Wasserman, Lotus’ CEO and CFO, respectively, will be appointed as our CEO and CFO. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction contemplated by the Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our directors will vote for any substitute nominee or nominees who may be designated by Lotus prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Thomas G. Miller	57	CEO, President, and Director

Thomas G. Miller graduated from Lees Summit High School in 1967 and attended Kansas City School of Preaching from 1972 to 1974. He worked in commercial construction until 1998 when he became the Associate Pastor of Lakeshore Church where he served until 2002. In 2003, he was the managing director of Equally Yoked Christian Singles, a dating service in Dallas, Texas. In January 2004, he became president of S. E. Asia Trading Company, Inc. where he works full time.

Officers, Directors and Key Employees Following the Share Exchange

Name	Age	Positions
Dr. Liu Zhong Yi	45	Director, Chief Executive Officer & Chairman
Mr. Adam Wasserman	42	Chief Financial Officer
Dr. Ian Ashley	37	Director
Mr. Li Ping	44	Director
Mr. Liu Jin	67	Director
Mr. Mel Rothberg	59	Director
Mr. Song Zhenghong	39	Director
Ms. Caeli Widger	32	Director
Ms. Xian Wenli	38	Director

Dr. Liu Zhong Yi is the Chairman of the Board and Founder of Lotus Pharmaceuticals, Inc. in the United States and its Chinese antecedent, Liang Fang Pharmaceuticals Co., Ltd. in Beijing. Dr. Liu holds the title of Deputy Chief Physician, as a professional apothecary, in operating Lotus (Liang Fang) as one of China’s most innovative and fastest growing pharmaceutical companies. As a researcher and medical student, Dr. Liu excelled in the development of many new drugs in wide use in China today. While working for the Chinese Government in 1992, he established the Research Center of Space Flight Biological Engineering Technology, and continued his renowned research related to incretion diseases. Four years later, entering the private sector and invigorated by burgeoning capitalism in China, Dr. Liu started his first pharmaceutical company in Beijing.  He earned his Master’s Degree in Beijing hospitals, after doing his undergraduate studies in his homeland of Inner Mongolia.

Mr. Adam Wasserman has served as Chief Financial Officer for Transax Internationl Limited since May 2005 and Chief Financial Officer for Genesis Technology Group, Inc. since 2000.  From June 1991 to September 1999, Mr. Wasserman was an audit manager at American Express Tax & Business in Fort Lauderdale, Florida.  During his tenure as manager, Mr. Wasserman successfully acted as an outsourced CFO and advisor to a diversified clientele in the wholesale, technology, distribution, medical, retail, and service industries in both the private and public sector. Prior to this, Mr. Wasserman served as senior auditor and staff accountant with Deloitte & Touche, LLP from June 1986 to May 1991.  Mr. Wasserman holds a Bachelor of Administration from the State University at Albany and is a member of The American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Dr. Ian Ashley is a Director on the founding Lotus Board of Directors. Previously he worked for Merck & Co. in Research and Development with focus on hypertension and calcium channel blockers. He is ABEM Board Certified in Emergency Medicine after finishing a residency in Emergency Medicine at Loma Linda University Medical Center in Southern California. Since 2002, Dr. Ashley has served as Attending Physician at Providence Hospital in Waco, Texas.  Dr. Ashley graduated Summa Cum Laude with degrees in Chemistry and Biochemistry from Oberlin College before graduating from Baylor College of Medicine in Houston, Texas in 1996.

Li Ping is a Director on the founding Lotus Board of Directors.  Mr. Ping served as salesman and deputy manager of the sales department of Beijing Dongcheng Medicine Wholesale Company in 1984-1999.  Since 2000, he served as director of Lotus Pharmaceuticals and is responsible for medicine and clinic promotions.  Mr. Ping graduated from the Beijing Medical School, apothecary.

Mr. Liu Jin is a Director on the founding Lotus Board of Directors.  Mr. Jin served as an accountant for the Finance Bureau of Liangcheng County from 1958-1970 and the as accountant and accountant general for Finance Bureau of Chayouqiqnqi of Inner Mongolia.  Since 2000, Mr. Jin has served as a director of Lotus Pharmaceuticals and has been responsible for finance.  Mr. Liu graduated from the Middling Finance School of Wulanchabu City of Inner Mongolia in 1958.

Mr. Mel Rothberg is a Director on the founding Lotus Board of Directors.  Mr. Rothberg has, over the last 30 years, participated in the development of the South Florida bioscience industry and is presently Chairman of Bioflorida’s South Florida Bioscience Consortium. Since October 2005, Mr. Rothberg has been Chairman and CEO of Advanced Processing and Imaging, CEO of Dharma Biomedical and CEO of Rothberg Associates, Inc. From March 1998 to April 2005, Mr. Rothberg was Executive Vice President, Operations of Viragen Inc., Plantation, Florida (VRA: AMEX) and Director of Viragen International Inc. (VGNI: OTCBB) and Viranative AB (Sweden), where he was responsible for manufacturing, regulatory, business development, marketing and sales of Viragen’s lead drug, Multiferon. Prior to Viragen, Mr. Rothberg was Vice President of Manufacturing and Business Development for Althin Medical a Swedish publicly traded company focused on the hemodialysis machine and disposables market. He previously held multiple roles with Dow Chemical and Cordis Dow and was instrumental in selling Dow’s dialysis division to Althin Medical. He held both international and domestic positions within Dow’s subsidiary CD Medical including responsibility for offices in Australia, Singapore and Japan and was Managing Director of Cordis Dow’s European manufacturing operations located in the Netherlands.

Mr. Song Zhenghong is a Director on the founding Lotus Board of Directors. Mr. Song graduated from Shenyang Industry School in 1957, Senior Engineer; served as technical worker, technician, director of workshop and deputy factory director of Shenyang pharmaceuticals factory during the years of 1957-1977; served as engineer and engineer general of Spaceflight Industry Company during the years of 1978-1999; served as director of Lotus Pharmaceuticals responsible for production since the year of 2000.

Ms. Caeli Widger is a Director on the founding Lotus Board of Directors. Since April 2000, Ms. Widger has directed large-scale staffing projects, ranging from sales force expansion to executive searches, for young technology companies on both coasts of the U.S. She is currently managing a talent search for Mimeo.com (www.mimeo.com), an international print-on-demand solutions provider named one of America's fastest-growing technology companies by Red Herring and the Deloitte Fast 50 List.  Ms. Widger co-directs The Sackett School, a renowned creative writing institute in New York City (www.sackettworkshop.com). She holds a BA from Wellesley College and an MFA from the University of Montana.

Ms. Xian Wenli is a Director on the founding Lotus Board of Directors. Ms. Xian served as a staff physician, attending physician and deputy chief physician in 731 Hospital of Spaceflight Ministry. Since 2000, Ms. Xian has served as director and Vice President of Lotus Pharmaceuticals where she is responsible for product quality.  Ms. Xian graduated from Western China Medical University with a Bachelor’s Degree.

Board of Directors’ Meetings and Shareholder Meetings

During the fiscal year ending December 31, 2005, our board of directors held 11 meetings and took action by written consent 1 time.  All directors attended at least 75% of our board meetings during fiscal 2005.  We held an annual shareholder meeting on January 26, 2005 and our sole director attended.

Director Compensation

Our director has not received any compensation for his services as our director.

Audit, Nominating and Compensation Committees

Due to our lack of operations and size, we have not designated an audit committee. Furthermore, we are currently quoted on the OTC Bulletin Board, which is sponsored by the NASD, under the symbol “SEAA” and the OTCBB does not have any listing requirements mandating the establishment of any particular committees.  Our board of directors acts as our audit committee and performs equivalent functions, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls.  For these same reasons, we did not have any other committees during fiscal 2005. Because we have no audit committee, we do not have an “audit committee financial expert” as that term is defined by Item 401(h)(2) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Our Board believes that, considering our size and the members of our Board, decisions relating to director nominations can be made on a case-by-case basis by all members of the board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis. However if received, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

We have not received any recommendations for a director nominee from any shareholder.

Process for Stockholders to Send Communications to the Board of Directors

Stockholders who want to communicate with our Board or any individual director can write to:

S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087.

Attn: Board Administration

Your letter should indicate that you are a S.E. Asia stockholder.  Depending on the subject matter, management will:

•

Forward the communication to the Director or Directors to whom it is addressed;

•

Attempt to handle the inquiry directly, for example where it is a request for information about us or it is a stock-related matter; or

•

Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based on our review of copies of such reports, we believe that there was compliance with all filing requirements of Section 16(a) applicable to our officers, directors and 10% stockholders during fiscal 2005.

Executive Compensation

Thomas G. Miller, our CEO received $23,290 in 2004 and $24,410 in 2005 for services rendered in such capacities.

Certain Relationships and Related Transactions

We entered into an Amended and Restated Revolving Credit Arrangement on January 28, 2004 with Southeast Asia Trading Company, LLC, and Lynn Management, LLC, the Lender who is also a beneficial owner of our common stock.  As of January 28, 2004, we, along with Southeast Asia Trading Company, LLC had already received $96,820.85 and owed accrued interest of $2,384.52 for a total of $99,105.37. However, we sought to increase the revolving credit arrangement to $120,000 for additional working capital.  Collateral for the loan includes all of our assets and business interests, as well as all of our common stock that Thomas G. Miller, our President, CEO and sole director, owns, which is approximately 5,000,000 shares.  The loan has an interest rate of 5% per annum, compounded monthly and is due on April 1, 2006.   Upon the occurrence of an event of default, the Lender may attach and apply any profits accrued by us, to cure the default or to apply on account of any indebtedness under the Revolving Credit Arrangement due and owing.

By Order of the Board of Directors

/s/  Thomas G. Miller

Thomas G. Miller,

President, CEO and Director

Dated: September 19, 2006